SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934

                           Amendment No. 3

                        Jacuzzi Brands, Inc.
             ___________________________________________
                          (Name of Issuer)


                            Common Stock
             ___________________________________________
                  (Title of Class and Securities)


                             469865109
             ___________________________________________
               (CUSIP Number of Class of Securities)


                          O. Mason Hawkins
                  Chairman of the Board and C.E.O.
                                and
                         Andrew R. McCarroll
                       VP and General Counsel

                Southeastern Asset Management, Inc.
                   6410 Poplar Avenue;  Suite 900
                         Memphis, TN  38119
				   (901) 761-2474
    ___________________________________________________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                          February 7, 2007
             ___________________________________________
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [X]





CUSIP No. 469865109                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment advisory clients
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [X]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    0 shares
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :    0 shares (Shared)
                                        0 shares (None)
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :    0 shares
                                   ________________________________
                                   :(10) SHARED OR NO DISPOSITIVE POWER
                                   :    0 shares (Shared)
                                        0 shares (None)
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
___________________________________________________________________



CUSIP No. 469865109                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Longleaf Partners Small-Cap Fund		I.D. No. 62-1376170
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment company shareholders
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [X]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :   None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   : 	0 shares

                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :
                                   :   None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   : 	0 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IV
___________________________________________________________________






CUSIP No. 469865109                                         13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  None
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None (See Item 2)
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
___________________________________________________________________



Item 5.  Interest in Securities of the Issuer

On February 7, 2007, Apollo Management, L.P. completed its acquisition of Jacuzzi Brands, Inc. (the "Issuer"). As a result, the filing parties no longer own any of the outstanding securities of the Issuer.


                               SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2007

                              SOUTHEASTERN ASSET MANAGEMENT, INC.

                              By /s/ Andrew R. McCarroll
                              _______________________________
                              Andrew R. McCarroll
                              VP & General Counsel

                              LONGLEAF PARTNERS SMALL-CAP FUND

                              By /s/ O. Mason Hawkins
                              _______________________________
                              O. Mason Hawkins
                              Trustee and Co-Portfolio Manager

                              O. MASON HAWKINS
                              Individually)

                                /s/ O. Mason Hawkins
                              _______________________________


                        Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of February 12, 2007.

                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              __________________________________
                              Andrew R. McCarroll
                              VP & General Counsel

                              Longleaf Partners Small-Cap Fund

                              By /s/ O. Mason Hawkins
                              _______________________________
                              O. Mason Hawkins
                              Trustee and Co-Portfolio Manager

                              O. Mason Hawkins, Individually

                              /s/ O. Mason Hawkins
                              _______________________________









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